Exhibit 99.2

SAP Half-Year Report 2025

Table of Contents

Introductory Notes	3

Consolidated Half-Year Management Report	4

Financial Performance Review and Analysis	6

Sustainability Information	16

Consolidated Half-Year Financial Statements – IFRS	19

Supplementary Financial Information	44

General Information	48

Additional Information	49

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Introductory Notes

This Half-Year Report meets the requirements of German Accounting Standard No. 16 “Half-yearly Financial Reporting” (GAS 16). GAS 16 also governs the Sustainability Information included in the report. We prepared the financial data in the Half-Year Report section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information section.

This Half-Year Report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the consolidated Half-Year Management Report, condensed consolidated Half-Year Financial Statements, and the responsibility statement in accordance with the German Securities Trading Act, section 115 (2).

This Half-Year Report updates our Consolidated Financial Statements 2024 and the Sustainability Statement 2024, presents significant events and transactions of the first half of 2025, and updates the forward-looking information as well as significant non-financial key figures contained in our Management Report 2024. This Half-Year Financial Report only includes half-year numbers. Our quarterly numbers are available in the Quarterly Statements for the first and second quarter of 2025. Both the 2024 consolidated Financial Statements and the 2024 Management Report are part of our Integrated Report 2024, which is available at www.sapintegratedreport.com.

All of the information in this Half-Year Report is unaudited. This means that the information has been subject neither to any audit nor to any review by an independent auditor.

Unless otherwise stated, all figures in this Half-Year Report are based on SAP Group results from continuing operations.

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Consolidated Half-Year Management Report

Strategy and Business Model

SAP continues to execute on the strategy and business model as described in the SAP Integrated Report 2024 to become the #1 enterprise application and business AI company.

Our Product Strategy

To accomplish this objective, SAP’s product strategy is anchored in two strategic priorities: AI-First and Suite-First. The synergy of applications, data, and AI are the driving force behind our SAP Business Suite – an offering that provides a comprehensive set of integrated solutions, combining SAP’s core cloud ERP and line of business (LoB) applications to seamlessly connect every function across the business end to end. Fueled by business data and meaningful AI, SAP Business Suite empowers customers to scale, innovate, and deliver value. Bringing together applications, data, and AI can be key for customers to achieve or maintain their competitive advantage. As the foundation of SAP Business Suite, SAP Business Technology Platform (SAP BTP) connects, extends, and automates business processes and applications, accelerates application development, and deploys AI capabilities that drive growth and innovation.

Substantial updates to SAP’s product strategy and portfolio for the first half of 2025 are as follows:

The newly launched SAP Business Data Cloud offering is a fully managed software-as-a-service solution. It gives customers a holistic view of their operations by unifying and governing SAP and third-party data, while aiming to retain the data’s semantical context and meaning. SAP Databricks is a capability included in SAP Business Data Cloud that provides data and AI professionals with access to data engineering, AI, and machine learning capabilities within a single solution. SAP Business Data Cloud equips Joule Agents with a single, trusted data layer that integrates data across SAP and non-SAP sources and enables customers to activate a AI-first, Suite-first approach to digital transformation. AI agents1 can leverage these context-rich data sets for deeper analysis and more informed decision-making to help solve customers’ problems. The SAP Knowledge Graph solution illustrates the connections between data and processes, serving as the semantic bridge between Joule Agents and SAP Business Data Cloud. This helps agents identify the most pertinent data for their decisions and actions. In the first half of 2025, we released 14 AI agents as well as more than 100 pre-built, SAP-managed data products for the SAP Business Data Cloud. By the end of 2025, we expect to reach a total of 40 AI agents as well as more than double the number of data products for the SAP Business Data Cloud.

Joule Studio was released in June 2025 and provides a new capability within SAP Build, which enables users to build AI agents and skills for Joule that are scalable, secure, and grounded in business context to enhance business specific outcomes. The offering aims to help customers implement innovations intuitively and more efficiently.

SAP Joule for Consultants is a new solution that helps consultants accelerate customers’ cloud transformation projects. It provides pertinent information including ABAP code explanations, business logic, and structure, as well as relevant documentation. It can save up to 90 minutes per consultant and day.

Joule for developers, an add-on to SAP Build, empowers developers of all skill levels to build more efficiently by leveraging comprehensive, AI-infused developer tools to deliver precise, contextualized outcomes powered by purpose-built, SAP-centric AI models. Leveraging capabilities such as Joule for developers can increase coders’ productivity by up to 20%.

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The Digital Sales Engagement Platform, which is powered by Joule, is designed to enhance customer interactions and streamline sales processes. It can increase productivity by up to 50% for selected roles.

By combining our Joule technology with WalkMe, the adoption platform acquired by SAP in 2024, Joule becomes omnipresent with the new Joule action bar and can follow business users across SAP and non-SAP systems, using context from active applications to connect data, surface insights, and streamline workflows.

SAP announced various partnerships in the first half of 2025. Among others, SAP and Accenture announced, on May 20, a partnership to help companies enable connected intelligence across the enterprise to drive speed and agility in the AI era, through a strategic expansion of their longstanding partnership. Also on May 20, SAP and Perplexity announced a partnership to extend SAP’s generative AI and search capabilities by bringing together unstructured and structured data. In addition, SAP and Palantir announced a partnership to facilitate joint customers’ cloud migration journey and modernization programs, by connecting the unified, context-rich data environment of SAP Business Data Cloud with Palantir’s Ontology and Artificial Intelligence Platform. On May 27, SAP and Alibaba Group announced a strategic partnership to accelerate cloud transformation.

For more information about SAP’s product strategy and product portfolio, see the Our Product Strategy section in our Management Report 2024.

1 AI agents are intelligent systems that autonomously perform multi-step workflows without explicit programming. Agents use frontier AI models to decide which actions to take and in which order and then interact with tools to execute their plan. This ability to reason, plan, and act allows agents to address a wide range of situations that would be impractical or impossible to automate with business rules or pre-configured logic.

Performance Management System

We use various performance measures to manage our performance with regard to our primary financial objectives, which are growth and profitability, and our primary non-financial objectives, which are customer loyalty, employee engagement, climate performance, and business health culture.

For a more detailed description of SAP’s non-IFRS measures, their purpose and limitations, as well as SAP’s constant currency and free cash flow figures, see SAP Performance Measures which is available on our website.

Changes in Financial Measures

Starting 2025, SAP includes proceeds from sales of intangible assets and property, plant, and equipment in its calculation of free cash flow (FCF). This change better reflects the manner in which SAP management evaluates the cash flow generated by operating activities after investments in long-term assets and leasing.

Additionally impacting the FCF, SAP has changed its presentation of consolidated statements of cash flows. Interest paid and interest received is no longer classified as a part of net cash flows from operating activities. Interest paid is now presented under cash flows from financing activities, and interest received under cash flows from investing activities.

For more information, see Note (IN.1).

Change in Non-Financial Measures

In May 2025, SAP replaced the Women in Executive Roles measure with the Business Health Culture Index (BHCI) in its non-financial steering metrics. The BHCI is a cross-sectional index that holistically captures employee experience at SAP across key themes (including leadership effectiveness and employee well-being), reinforcing its role as a strong indicator of a healthy work environment. It measures the extent to which SAP provides employees with a working environment that fosters active engagement in achieving corporate goals, promotes health, ensures equal opportunity for all, and supports their long-term employability. The BHCI is based on the results of 10 questions in the Company’s #Unfiltered engagement survey.

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Financial Performance Review and Analysis

Economy and the Market

Global Economic Trends

Growth in global economic activity declined moderately in the first half of 2025, states the European Central Bank (ECB) in its most recent Economic Bulletin.1 Economic activity was mainly weakened by trade conflicts: Raised tariffs, for instance, increased the costs of final and intermediate goods imported from abroad. This in turn weighed on domestic consumption and eroded the competitiveness of exporters by pushing up production costs.

In the EMEA region, the euro area economy had a stronger first half year than previously expected. According to the ECB, euro area output rose for five consecutive quarters including the first quarter of 2025. It therefore concludes that the euro area economy has built up some resilience to global shocks as well as benefitted from the frontloading of the manufacturing sector’s exports in anticipation of higher tariffs and from private consumption and investment. However, output fell back slightly in the second quarter due to declining business activity in the domestically oriented services sector. At the same time, trade tariff discussions, financial market tensions, and geopolitical uncertainty weighed on economic confidence.

Regarding the Americas region, most attention was on the United States. In the first half of 2025, the U.S. administration increased the effective tariff rate on imported goods significantly. In consequence, says the ECB, U.S. real GDP edged into negative territory in the first quarter, as the frontloading of imports resulted in a large negative contribution from net trade. However, domestic demand remained relatively solid, as upward price pressures for imported goods only began to kick in towards the middle of the year. Elevated trade policy uncertainty shaped the economic development worldwide, but a decline in economic growth was particularly pronounced for Canada and Mexico, finds the ECB.

Within the APJ region, the increase in U.S. tariffs was most considerable on China, notwithstanding a recent agreement to temporarily lower tariff rates. Hence, China’s real GDP growth was strong in the first quarter, boosted by robust domestic demand and frontloaded exports. Since then, however, high U.S. tariffs and adjustments in the real estate sector have weighed on Chinese economic activity, reports the ECB.

The IT Market

Enterprise IT continues to evolve rapidly in 2025, driven by artificial intelligence (AI), business automation, and cloud-native platforms. According to International Data Corporation (IDC), a U.S.-based market research firm, “organizations have been rapidly adopting AI capabilities offered in enterprise applications, fueled by promises like higher productivity and efficiency.”2

AI capabilities are becoming more embedded into core business applications, transforming how employees interact with enterprise software. AI agents are increasingly functioning as digital teammates, streamlining workflows, guiding decisions, and improving service outcomes. Nonetheless, “as organizations embrace AI-infused capabilities in their enterprise applications, their differentiating value must be captured”, states IDC.2 This could be in the form of more automation, autonomous processes, or the ability to leverage technology better than before. According to IDC, “the top reason organizations are modernizing their enterprise applications is to ensure their core applications are AI enabled.”2 Furthermore, with regards to the overarching theme of value creation, IDC states that “we are in the midst of an ‘intelligence revolution,’ in which AI and automation-oriented technology are major accelerators of business change.”3

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1 European Central Bank, Economic Bulletin, Issue 4/2025, Publication Date: June 20, 2025 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202504.en.pdf)

2 IDC, PlanScape: AI-Infused Enterprise Applications ROI, March 2025 (US53254925)

3 IDC FutureScape: Worldwide Digital Business and AI Transformation 2025 Predictions, October 2024 (US52641124)

Impact on SAP

In the first half of 2025, SAP remained focused on enabling its customers to thrive in a complex macroeconomic environment marked by geopolitical uncertainty, cautious investment sentiment, and rapid shifts in digital expectations. As companies continue to navigate inflationary pressure, trade imbalances, and talent constraints, SAP’s portfolio strategy is designed to support business resilience, agility, and long-term transformation.

SAP’s innovation efforts were underscored by the announcement of the SAP Business Data Cloud (SAP BDC) solution at its Unleashed event earlier this year. The SAP BDC solution serves as the cornerstone of our broader SAP Business Technology Platform (SAP BTP) vision, accelerating data readiness for AI and simplifying enterprise intelligence deployment at scale.

At Sapphire 2025 in May, SAP reinforced its commitment to delivering AI-powered business outcomes by launching new generative AI features across its portfolio. Analysts have acknowledged SAP’s disciplined execution and rapid AI-enablement, noting its focus on connecting data, intelligence, and outcomes as a key differentiator in the enterprise applications market.

Performance Against Our Outlook for 2025

In this section, all discussion of the contributions to target achievement is based either on IFRS or non-IFRS measures.

We present, discuss, and explain the reconciliation of IFRS measures to non-IFRS measures in the Supplementary Financial Information section.

Outlook for 2025 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Financial Targets and Prospects section in this consolidated Half-Year Management Report.

Key Figures – SAP Group in the First Half of 2025 (IFRS and Non-IFRS)

			IFRS	Non-IFRS
€ millions, unless otherwise stated	Q1–Q2 2025	Q1–Q2 2024	∆ in %	Q1–Q2 2025	Q1–Q2 2024	∆ in %	∆ in % (constant currency)
Current Cloud Backlog	NA	NA	NA	18,052	14,808	22	28
SaaS/PaaS	9,935	7,782	28	9,935	7,782	28	29
Thereof Cloud ERP Suite[1]	8,672	6,581	32	8,672	6,581	32	33
Thereof Extension Suite[2]	1,262	1,202	5	1,262	1,202	5	7
IaaS[3]	189	299	–37	189	299	–37	–36
Cloud	10,124	8,082	25	10,124	8,082	25	27
Software licenses	377	432	–13	377	432	–13	–12
Software support	5,403	5,621	–4	5,403	5,621	–4	–3
Cloud and software	15,904	14,134	13	15,904	14,134	13	14
Services	2,136	2,195	–3	2,136	2,195	–3	–2
Total revenue	18,040	16,329	10	18,040	16,329	10	12
Operating expenses	–13,251	–15,894	–17	–13,016	–12,855	1	2
Operating profit	4,789	434	>100	5,024	3,473	45	45
Profit (loss) after tax	3,545	94	>100	3,428	2,223	54	NA
Effective tax rate (in %)	28.7	76.9	–48.3pp	30.1	33.1	–3.0pp	NA
Earnings per share, basic (in €)	2.98	0.05	>100	2.94	1.91	54	NA

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1 Cloud ERP Suite refers to the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. Cloud ERP Suite also includes cloud-based maintenance components supporting our customers’ ERP landscapes and their cloud transformation. The following offerings contribute to Cloud ERP Suite revenue: SAP Cloud ERP, SAP Business Technology Platform, financial- and spend management, supply chain management, core solutions for human capital management, commerce, business transformation management, and AI.

2 Extension Suite refers to SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of Cloud ERP Suite.

3 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

Operating Performance (IFRS and Non-IFRS)

Cloud and software revenue was €15,904 million (first half of 2024: €14,134 million), an increase of 13%. On a constant currency basis, the increase was 14%. This increase was mainly driven by cloud revenue growth of 25% (27% at constant currencies), which was particularly fueled by strong growth in our Cloud ERP Suite. Software licenses revenue decreased 13% (12% at constant currencies) as more customers selected SAP’s cloud offerings such as RISE with SAP. Software support revenue was €5,403 million (first half of 2024: €5,621 million), a decrease of 4% (3% at constant currencies). Our current cloud backlog reached €18,052 million (first half of 2024: €14,808 million), an increase of 22% (28% at constant currencies). Current cloud backlog growth declined by one percentage point at constant currencies as compared to the first quarter of 2025. Around 50% of our cloud order entry volume in the first half of 2025 included SAP Business AI.

Our operating expenses (IFRS) decreased 17% to €13,251 million (first half of 2024: €15,894 million), primarily due to lower restructuring expenses and decreased share-based payment expenses. Operating expenses (non-IFRS) increased 1% to €13,016 million (first half of 2024: €12,855 million) at a slower pace compared to revenue growth.

Share-based payment expenses decreased to €949 million (first half of 2024: €1,280 million), mainly due to a lower increase in the SAP share price as compared to the first half of 2024 (around €22 in the first half of 2025; around €50 in the first half of 2024) as well as lower grant volumes as compared to prior years. Income for the hedging of cash-settled share-based compensation programs amounted to €30 million in the first half of 2025 (first half of 2024: €0 million). For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.3).

The restructuring expenses decreased to €18 million (first half of 2024: €2,873 million), mainly due to SAP’s transformation program which was initiated in 2024 and concluded at the beginning of 2025. For more information about restructuring, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.4).

Compared with the same period in the previous year, our operating profit (IFRS) increased €4,355 million to €4,789 million (first half of 2023: €434 million), an increase of more than 100% mainly driven by the lower restructuring expenses.

The described effects also apply to our non IFRS operating profit, except for the restructuring expenses.

Profit After Tax and Earnings per Share (IFRS and Non-IFRS)

Profit after tax (IFRS) increased to €3,545 million (first half of 2024: €94 million). Profit after tax (non-IFRS) increased 54% to €3,428 million (first half of 2024: €2,223 million). For profit after tax (IFRS and non-IFRS), decreased interest income, net in the amount of –€50 million (first half of 2024: €66 million) was slightly offset by foreign currency gains of €20 million (first half of 2024: –€121 million). In addition, profit after tax (IFRS) was positively impacted by gains from equity securities amounting to €299 million (first half of 2024: €125 million).

Basic earnings per share (IFRS) increased to €2.98 (first half of 2024: €0.05). Basic earnings per share (non-IFRS) increased 54% to €2.94 (first half of 2024: €1.91).

The effective tax rate (IFRS) was 28.7% (first half of 2024: 76.9%) and the effective tax rate (non-IFRS) was 30.1% (first half of 2024: 33.1%). Both were mainly driven by a temporary inability to offset withholding taxes in Germany due to carryforward of tax losses from prior year. The IFRS effective tax rate is lower than the non-IFRS effective tax rate due to tax benefits from tax-exempt income.

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Segment Information

At year end 2024, SAP had one operating segment. In the first half of 2025, the Services Sales function was moved from the Board area Customer Success into the Board area Customer Success & Delivery, combining the sales and delivery function for services. Therefore, SAP revised its segment structure in the first quarter of 2025 and now has two operating segments: the Applications, Technology & Support (ATS) segment and the Core Services segment:

For more information about our segment reporting, see the Notes to the Consolidated Half-Year Financial Statements, Note (C.1) and Note (C.2).

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q2 2025		Q1–Q2 2024	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	10,124	10,234	8,082	25	27
Software licenses	377	381	432	–13	–12
Software support	5,403	5,443	5,621	–4	–3
Software licenses and support	5,780	5,824	6,052	–4	–4
Cloud and software	15,904	16,058	14,134	13	14
Services	150	153	209	–28	–27
Total segment revenue	16,054	16,211	14,343	12	13
Cost of cloud	–2,432	–2,470	–2,119	15	17
Cost of software licenses and support	–553	–561	–584	–5	–4
Cost of cloud and software	–2,985	–3,031	–2,703	10	12
Cost of services	–182	–183	–200	–9	–8
Total cost of revenue	–3,166	–3,214	–2,902	9	11
Segment gross profit	12,888	12,997	11,440	13	14
Other segment expenses	–6,432	–6,514	–6,478	–1	1
Segment profit (loss)	6,456	6,483	4,963	30	31

In the first half of 2025, the Applications, Technology & Support segment significantly increased its cloud revenue by 25% (27% at constant currencies), driven by a strong performance of Cloud ERP Suite. At the same time, the cost of cloud increased moderately by 15% (17% at constant currencies).

Software support revenue decreased 4% (3% at constant currencies) to €5,403 million (first half of 2024: €5,621 million) and software licenses revenue decreased 13% (12% at constant currencies) to €377 million (first half of 2024: €432 million) as more of our existing customers chose our cloud offerings. Consequently, the Applications, Technology & Services segment declined 4% (4% at constant currencies), achieving a total software licenses and support revenue of €5,780 million (first half of 2024: €6,052 million).

As such, the total segment revenue increased 12% (13% at constant currencies) compared to the prior year, to €16,054 million (first half of 2024: €14,343 million). The total segment cost of revenue grew 9% (11% at constant currencies), mainly driven by an increase in cost of cloud, but at slower pace than total segment revenue growth. Other segment expenses decreased slightly by 1% (grew 1% at constant currencies) and ended the first half of 2025 at €6,432 million (first half of 2024: €6,478 million).

As a result, segment profit increased 30% (31% at constant currencies), from €4,963 million in the first half of 2024, to €6,456 million.

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Core Services

€ millions (non-IFRS)	Q1–Q2 2025		Q1–Q2 2024	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Services	1,985	2,000	1,985	0	1
Total segment revenue	1,985	2,000	1,985	0	1
Cost of cloud	–59	–60	–53	12	14
Cost of software licenses and support	–20	–21	–26	–23	–23
Cost of cloud and software	–79	–81	–79	0	2
Cost of services	–1,413	–1,430	–1,439	–2	–1
Total cost of revenue	–1,493	–1,510	–1,518	–2	–1
Segment gross profit	492	490	467	5	5
Other segment expenses	–287	–290	–320	–10	–9
Segment profit (loss)	206	200	147	40	36

The Core Services segment, which supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations, closed the first half of 2025 with a stable segment services revenue (grew slightly by 1% at constant currencies).

While the segment cost of services slightly decreased 2% (1% at constant currencies) during the first half of 2025, the other segment expenses declined 10% (9% at constant currencies).

Overall, the Core Services segment profit increased 40% (36% at constant currencies) to €206 million in the first half of 2025 (first half of 2024: €147 million). This increase was primarily attributable to the positive cost development of SAP’s consulting and premium engagement business. The efficiencies were predominantly driven by the restructuring program that was initiated in 2024 and concluded at the beginning of 2025, which led to a more favorable delivery mix.

Finances and Assets (IFRS)

Cash Flow

€ millions	Q1–Q2 2025	Q1–Q2 2024	∆
Net cash flows from operating activities	6,357	4,388	45%
Capital expenditure, net	–280	–310	–10%
Payments of lease liabilities	–138	–148	–7%
Free cash flow	5,939	3,929	51%
Free cash flow margin	33	24	9pp
Free cash flow (as a percentage of profit after tax)	168	4,191	–4,024pp

For information regarding the changes to our free cash flow definition in 2025, see the Changes in Financial Measures section.

The higher operating cash flow is mainly attributable to an increased profitability and a positive development in working capital, lower share-based payments (€400 million decrease year over year), as well as lower payments for income taxes (€146 million decrease year over year). Payouts related to the transformation program amounted to €611 million in the first half of 2025 compared to €563 million in the first half of 2024. For more information about our transformation program, see the Consolidated Half-Year Financial Statements, Note (B.4).

The free cash flow margin, defined as free cash flow as a percentage of total revenue, increased 9pp year over year.

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Development of Net Liquidity/Net Debt

€ millions		2025	2024
Net liquidity (+)/net debt (–) 12/31/2024 (PY: 12/31/2023)	Free Cash Flow	1,695	3,521
Net cash flows from operating activities	5,939	6,357	4,388
Capital expenditure		–358	–365
Proceeds from sales		78	55
Lease payments		–138	–148
Business combinations		–5	–19
Dividends		–2,743	–2,565
Treasury shares		–1,633	–975
Interest payments, net		–192	–91
Other		–764	–127
Net liquidity (+)/net debt (–) 6/30/2025 (PY: 6/30/2024)		2,297	3,674

Net liquidity/net debt is group liquidity less financial debt. In the first half of 2025, we repaid a short-term loan of €1.25 billion to finance the WalkMe acquisition with flexible repayment terms through September 2025, and €0.6 billion in Eurobonds at maturity. These repayments equally reduce group liquidity and financial debt and therefore have no influence on net liquidity.

Liquidity and Financial Position

€ millions	6/30/2025	12/31/2024	∆
Financial debt	–7,492	–9,385	+1,894
Cash and cash equivalents	7,942	9,609	–1,668
Current time deposits and debt securities	1,847	1,471	+376
Group liquidity	9,788	11,080	–1,292
Net liquidity (+)/net debt (–)	2,297	1,695	+602

Goodwill	28,537	31,243	–2,706
Total assets	68,399	74,218	–5,819
Total equity	41,400	45,808	–4,409
Equity ratio (total equity as a percentage of total assets)	61	62	–1pp

Dividend

On May 13, SAP held its Annual General Meeting (AGM) of Shareholders as a virtual event. The AGM approved the dividend proposal of €2.35 per share for fiscal year 2024 (€2.20 per share for fiscal year 2023). The total amount distributed in dividends was €2,743 million for fiscal year 2024 (€2,565 million for fiscal year 2023).

Organization and Changes in Management

On May 5, 2025, SAP announced that the Supervisory Board had extended Christian Klein’s Executive Board contract by an additional two years for a total of five years until April 2030.

On May 5, 2025, SAP announced that the Supervisory Board had extended Dominik Asam’s Executive Board contract by an additional two years for a total of three years until March 2028.

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Risk Management and Risks

We have comprehensive risk-management structures in place that are intended to enable us to recognize and analyze risks early on, take the appropriate action, and mitigate any risks that materialize as presented in the Risk Management and Risks section in our Integrated Report 2024 and our Annual Report on Form 20-F for 2024.

For changes in our Litigation, Claims, and Legal Contingencies since our last Integrated Report, see the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

Based on our aggregation approach and taking into consideration the mitigations implemented for all our risk factors and risks, as at June 30, 2025, we see no material change relative to our 2024 risk assessment or 2024 risk-bearing capacity. We continue to monitor developments across all risk-relevant topics, including but not limited to geopolitical conflicts, trade tensions, the upcoming EU Data Act, potential changes in tax laws and regulations, and cybersecurity. We do not believe that any of the risks we identified in our Integrated Report 2024 and Annual Report on Form 20-F for 2024, and as outlined herein, jeopardize our ability to continue as a going concern.

Expected Developments and Opportunities

Future Trends in the Global Economy

Considering the global economic development, geopolitical tensions such as those currently in Ukraine and the Middle East will remain a major source of uncertainty, states the European Central Bank (ECB) in its most recent Economic Bulletin.1 Higher U.S. tariffs and elevated trade conflicts could additionally shape the global economic outlook and point to a moderate decline at subdued levels of global economic activity. According to the ECB, this deteriorative growth outlook applies across all key economies, but most notably in the United States and China. The ECB projects global growth to slow below its pre-pandemic average within the projection horizon.

In the EMEA region, the ECB expects marginal growth in real GDP in the euro area for the remainder of the year and thereafter. Global uncertainty surrounding trade tensions is likely to weigh on euro-area business investments and exports, especially in the short term. However, rising government investment in defense and infrastructure, mainly in Germany, might bolster euro area domestic demand from 2026 onwards. Coupled with more favorable financing conditions, this could make the euro area economy more resilient to global shocks. Therefore, towards the end of the projection horizon, the ECB expects an increase in real wages and employment, less restrictive financing conditions, and a rebound in foreign demand which could support a gradual recovery. However, mounting protectionism and trade-distorting measures might disproportionately affect the manufacturing sector in comparison to the services sector.

Concerning the Americas region, the ECB forecasts deteriorating growth in the United States, with U.S. domestic demand expected to slow down as the impacts of tariffs take hold and increase the cost of imported intermediate and final goods. This development could reduce trade flows and increase production costs, which would consequently spill over to domestic prices.

As for the APJ region, the ECB expects high U.S. tariffs and adjustments in the Chinese real estate sector to further weigh on the region’s economic activity in the years ahead. Continued weak domestic demand and industrial overcapacity in China will probably lead to export price inflation in the coming years.

The IT Market – Outlook for 2025 and Beyond

Looking ahead, technology continues to emerge as a key macroeconomic driver. International Data Corporation (IDC) forecasts that “despite the highly dynamic and unpredictable geopolitical landscape, IT spending continues to rise, and […] AI is propelling the IT market’s growth, with its global economic impact projected to reach a staggering $22 trillion by 2030.”2

The shift to intelligent systems is not only changing the IT market, but is influencing how economies adapt, invest, and scale in the digital age. Enterprise IT is entering a period of accelerated change,

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underpinned by advances in AI automation and by data-centric architectures. Even the European Central Bank (ECB) notes that, despite broader economic uncertainty, digital investment in areas such as IT and software remains a priority for firms, driven by the imperative to enhance productivity and resilience. In addition, business investment is expected to remain resilient, particularly in knowledge-intensive sectors that benefit from automation and innovation.1

According to IDC, the next wave of enterprise applications will be increasingly infused with embedded intelligence, enabling faster decisions, fewer process steps, and improved outcomes. “Generative AI (GenAI) is poised to revolutionize enterprise applications by incorporating model-driven analytics for faster decision-making and creating dynamic, personalized content for superior user engagement.”3 These AI-infused applications function as assistants, advisors, and agents embedded directly in enterprise workflows. By removing friction and streamlining decision velocity, they enable employees to focus on higher-value tasks and accelerate time-to-insight across business processes.

However, IDC notes that adoption also comes with new requirements. To deliver measurable ROI, organizations must reassess KPIs and baseline processes before and after implementation. “AI-infused enterprise applications will have a huge impact on the overall financial metrics within the organization as the processes and associated tasks become shorter and even autonomous, such that the metrics employed across the organization will either change or cease to exist”,3 states IDC.

1 European Central Bank, Economic Bulletin, Issue 4/2025, Publication Date: June 20, 2025 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202504.en.pdf)

2 IDC, The Global Economic Impact of AI – April 2025 Update (EUR153307125)

3 IDC, PlanScape: AI-Infused Enterprise Applications ROI, March 2025 (US53254925)

Impact on SAP

The number of macro challenges has continued to persist in 2025, making agility and resiliency in the business model a key component for SAP and its customers. Ongoing geopolitical conflicts pose real threats to supply chains, and trade tensions between major economies put additional pressure on companies and contributed to elongated sales cycles in sectors such as the US public sector and industrial manufacturing. It remains uncertain whether these effects can rebound within the second half of the year or persist. A primary focus during the second half of the year will be the resolution of outstanding business opportunities.

Nevertheless, SAP reported very strong business results in the first six months of the year and its 2025 outlook remains unchanged.

Our clear strategy toward the cloud and Business AI, anchored by SAP Business Data Cloud (SAP BDC), gained strong momentum in the first half of 2025 across our entire portfolio. This direction resonates with robust customer demand, as reflected in the exceptional reception of the SAP BDC. Within just a few months of its launch, the pipeline for SAP BDC has grown rapidly, and customer feedback has been truly outstanding. As we focus on tangible and applicable use cases for our customers, enabling them to differentiate and gain competitive advantage, SAP positions itself as trusted advisor and vendor of choice. This strategy is further reinforced by SAP’s flywheel of applications, data, and AI that help drive faster outcomes and greater business value.

The Company-wide transformation program, which includes the internal rollout of Business AI, that we initiated in 2024 and concluded in the beginning of 2025 enhances our operational efficiencies and lays the groundwork for future growth and agility.

Financial Targets and Prospects (Non-IFRS)

Revenue and Operating Profit Targets and Prospects

While the prevailing dynamic environment implies elevated levels of uncertainty and reduced visibility, SAP currently continues to expect: :

–	€21.6 billion to €21.9 billion in cloud revenue at constant currencies (2024: €17.14 billion), up 26% to 28% at constant currencies

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–	€33.1 billion to €33.6 billion in cloud and software revenue at constant currencies (2024: €29.83 billion), up 11% to 13% at constant currencies

–	€10.3 billion to €10.6 billion non-IFRS operating profit at constant currencies (2024: €8.15 billion), up 26% to 30% at constant currencies

–	Free cash flow of approximately €8.0 billion (2024: €4.22 billion)

–	An effective tax rate (non-IFRS) of approximately 32% (2024: 32.3%)

–	Current Cloud Backlog growth at constant currencies (2024: 29%) to slightly decelerate

Additionally, SAP anticipates for 2025:

–	Total revenue growth at constant currencies (2024: 10%) to slightly accelerate

–	A slight increase in segment revenue (2024: €3.93 billion) for the Core Services segment

–	Segment profit to increase in all our reportable segments

–	Expenses for share-based payments to decrease to around €2 billion (2024: €2.38 billion)

Beyond 2025, SAP expects:

–	Total revenue growth to accelerate through 2027, driven by growth in cloud revenue and primarily Cloud ERP Suite

–	Total operating expenses to grow at 80% to 90% of total revenue growth through 2027, supported by slightly declining sales and marketing, research and development, and general and administration expense ratios. These improvements include efficiency gains from the internal deployment of SAP’s AI solutions.

–	Software support revenue to decrease over the coming years

While SAP’s 2025 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.08 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below:

Currency Impact Assuming June 30, 2025. Rates Apply for 2025[1]

In percentage points	Q3	FY
Cloud	−5.0pp	−3.5pp
Cloud and software	−4.0pp	−3.0pp
Operating profit	−4.5pp	−3.0pp

1 This includes an exchange rate of 1.08 USD per EUR.

The following table shows the estimates of the items that represent the differences between our IFRS financial measures and our non-IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for Full Year 2025	Q1–Q2 2025	Q1–Q2 2024
Acquisition-related charges	380–460	217	166
Restructuring	approximately 100	18	2,873
Regulatory compliance matters	0	0	0
Adjustment for gains and losses from equity securities, net	NA1	−299	−123

1 We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

The differences between free cash flow as our non-IFRS financial measure and operating cash flow as our IFRS financial measure include estimated cash flows in 2025 for the expenditures and proceeds

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from the sale of intangible assets and property, plant, and equipment, and expenditures for leasing of €1.0 billion (2024: €1.0 billion).

Goals for Liquidity, Finance, and Investments

SAP believes that its liquid assets combined with its undrawn credit facilities are sufficient to meet its operating financing needs in the second half of 2025 as well, and, together with expected cash flows from operations, will support debt repayments and its currently planned capital expenditure requirements over the near and medium term.

In 2025 and compared to 2024, SAP expects an increase in free cash flow to approximately €8.0 billion, mainly due to significantly lower restructuring and compliance payments, as well as further increased profitability and improvements in working capital.

In the second half of 2025, SAP currently intends to repay U.S. dollar bonds with a volume of $0.3 billion as well as bilateral term loans with a volume of €1.0 billion.

SAP’s planned investment expenditures for 2025 and 2026, other than from business combinations, consist primarily of the purchase of IT infrastructure (such as data centers) and construction activities. SAP still expects capital expenditures of around €800 million for 2025, in line with the approximately €800 million disclosed in our Integrated Report 2024. In 2026, capital expenditures are expected to increase to approximately €1,000 million due to increased investment in cloud capacity.

Non-Financial Goals 2025

In addition to our financial goals, we focus on four non-financial targets: customer loyalty, employee engagement, Net Zero climate performance, and Business Health Culture Index.

For 2025, SAP continues to expect:

–	A Customer Net Promoter Score of 12 to 16

–	The Employee Engagement Index to be in a range of 74% to 78%

–	To steadily decrease carbon emissions across the relevant value chain

–	The Business Health Culture Index to be in a range of 80% to 82%

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Opportunities

We have comprehensive opportunity-management structures in place that are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged compared to what we disclosed in our Integrated Report 2024.

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Sustainability Information

In the first half of 2025, we maintained our commitment to help rebuild a more resilient, restorative, and inclusive economy while respecting planetary boundaries – both as an enabler and exemplar. SAP aims to put sustainability at the core of every business. To help our customers on their sustainability journey, we offer an expanded portfolio of solutions for sustainability management.

Climate Change

Our net-zero commitment remains the cornerstone of our climate change mitigation. Under this commitment, we aim to reduce our gross greenhouse gas (GHG) emissions (market-based) by at least 90% across the relevant value chain by 2030. The net-zero target has been validated and approved by the Science Based Targets initiative (SBTi), which also verified that SAP’s target is compatible with limiting global warming to 1.5°C as advocated by the Paris Agreement.

We acknowledge the recent reports issued by various companies, including some of our vendors, in which they state that they are reconsidering or adjusting their net-zero targets. In light of these developments, and given the increasing demand for energy due to the widening use of artificial intelligence, we continue to closely monitor our progress and evaluate whether we can achieve our net-zero target by 2030 as planned or if we might need to adjust it.

Also, we are constantly investigating how to improve our GHG emission calculations, especially in the upstream and downstream emission categories, which are the biggest contributors to our overall carbon footprint.

In the first half of 2025, SAP’s GHG emissions (market-based) totaled 3.2 million tons of CO2e, marking a reduction of 0.4 million tons of CO2e compared to the same period in 2024. This reflects a drop of 10% and underscores our commitment to ongoing mitigation and reduction efforts through numerous strategic initiatives in our own operations and in the value chain.

SAP’s decarbonization and transformation plan focuses on four main areas: cloud transformation, upstream supply chain, own operations, and carbon removals. In the first half of 2025, SAP took an important step forward in building a diverse carbon removal portfolio, by making its first investment in innovative technical solutions for carbon dioxide removals. The resulting credits will be held in reserve to neutralize residual emissions – up to 10% – in SAP’s net-zero target year 2030, in line with SBTi guidance.

Own Workforce

Established in 2024, the People Agenda is a holistic system in which people, organizational, and technological development are interconnected. It comprises the following three key strategic pillars, built on the strong foundation of our people-centric work environment, that together make up our People Agenda:

–	Our growth culture, which guides how we work at SAP and how we address the market and customers. It increases our capacity for change, drives efficiency, and ensures accountability, and thus helps us deliver high-performance results for our customers and markets. The growth culture framework is the basis for organizational and cultural development at SAP.

–	Our skills-led people ecosystem is the talent engine for SAP, driven by future-relevant skills at every stage of the employee lifecycle to enhance people employability, internal talent mobility, and external talent attraction.

–	Our game-changing technology, which harnesses SAP’s own technological capabilities.

Growth Culture

Our growth culture influences how we hire, lead, develop, and deliver at every level. Our four growth behaviors and three leadership promises make this vision tangible: We win as one, we take charge,

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we act with transparency, and we embrace curiosity. These behaviors, and the detailed actions outlining the desired behaviors for everyone at SAP, are essential in making us fast, resilient, and future-ready. Our growth culture serves as the foundation for the execution of our strategy and for everything we do. In addition to the four growth behaviors, we have focused our expectations on leaders through three redefined leadership promises, guiding how we lead at SAP: Develop people. Drive transformation. Deliver results.

To support this evolution, we are implementing an execution architecture that enables scale, speed, and adaptability. We have created leadership transformation journeys to enable the role-modelling of new growth behaviors and leadership promises especially for our senior leaders. We have also established a network of trained change agents that spans all regions and functions. Our regular Growth Summits and growth culture activations reach into the business to ensure alignment. In addition, we focus on skill-infused strategic workforce management to make the right “buy, build, borrow, or break” decisions. This includes, but is not limited to, further transforming our workforce through reskilling, reductions in areas with lower resource demand and hiring new job profiles e.g. in areas such as data and Business AI, as a continuous process. Lastly, the implementation of our new performance management, leadership development, and succession frameworks systemically enforce accountability and growth behaviors.

Performance Management

In early 2025, SAP achieved another key milestone driving a high-performing culture: our globally harmonized Performance Management approach redefines how we manage performance and foster continuous growth, alignment with strategic priorities, and clarity at every level of the organization.

At SAP, we believe that people perform at their best when expectations are clear. Feedback and embracing curiosity empower individuals to stay focused, grow with purpose, and contribute meaningfully to our shared success. Our new Performance Management framework is anchored in three core principles: clear goals, meaningful dialogue, and impactful outcomes. Regular, ongoing conversations between managers and employees throughout the year build trust, support development, and create strong links between individual contributions and strategic objectives.

To support this shift and ensure proper enablement, we conduct mandatory training courses for our more than 9,000 leaders globally, including interactive learning sessions, global events, and targeted discussions. Our new Performance Management approach will not only strengthen SAP’s high-performance culture but also empower every employee to bring their best.

Skills-Led People Ecosystem

As SAP navigates a rapidly changing technology landscape and fierce competition for talent, we see the need to transform to a skills-led people ecosystem in which skills fuel growth, innovation, and opportunities for our people and our business.

We have already made significant progress by building the foundation to ensure every employee has a future-proof role with clear skills expectations. To do this, we streamlined our skills taxonomy and reviewed all skills against market standards and modernized the role profiles to reflect these skills. We will complete the reassignment of all employees to these modernized profiles by early 2026. In addition, we are leveraging SAP’s human capital management (HCM) solutions such as the Growth Portfolio in SuccessFactors Talent Intelligence Hub to capture, curate, and use real-time skills data. We are live with the AI-enabled HCM platform for a pilot group of employees and plan to roll it out in a phased approach to the entire workforce by 2026.

Having a skills-led people ecosystem will enhance every stage of the employee experience, from how we plan workforce strategies, to how we attract talent and develop our people. Our action plan includes several pilot use cases that infuse skills data along the employee lifecycle. We plan to launch the first use case of AI-driven, skills-based learning by the first half of 2026.

Inclusion and Equal Opportunities

At SAP, we celebrate inclusion, equal opportunity, and a diverse workforce of over 150 nationalities across four generations. We pride ourselves on fostering a vibrant culture that empowers everyone to be their authentic selves. Our commitment is reflected in the active participation of more than 30,000

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colleagues in 13 global Employee Network Groups, promoting connection, advocacy, and innovation worldwide. By blending a strong skills foundation with cutting-edge technology, we are dedicated to offering personalized growth opportunities, ensuring a future-ready organization that thrives on change. Inclusion and visionary leadership are at the heart of everything we do.

Being a global company, we are also responding to external changes as we evolve, such as recent legal developments in the United States.

We have adapted our inclusion and equal opportunity activities as follows:

–	We replaced the ‘Women in Executive Roles’ KPI as part of the long-term-incentive plan for the Executive Board with the ‘Business Health Culture Index’ – a more holistic view of the full employee experience at SAP, measuring how effectively we foster engagement, promote health, ensure equal opportunity for all, and support long-term employability. For more information, see the Performance Management System section.

–	Going forward, we will continue to track the global ‘Women in Executive Roles’ KPI on the two levels below the Executive Board instead of three. In compliance with U.S. law, employees based in the United States will no longer be included in this metric.

–	We will introduce a differentiated measurement at a local level, replacing our voluntary global goal of 40% for ‘Women in the Workforce.’

People-Related KPIs

Looking at our people-related KPIs, the Employee Engagement Index reached 78%, an increase of 2pp compared to the score of 76% from the survey of November 2024, and an increase of 4pp compared to the full-year score of 74% published in our Integrated Report 2024. The Business Health Culture Index was strong at 81%, an increase of 1pp, and is at the mid-point of the target corridor of 80% to 82%. At the end of the first half of 2025, SAP’s Turnover Rate1 was still low at 8.2% (compared to 7.3% at the end of the first half of 2024 and 7.8% at the end of 2024). On June 30, 2025, we had 108,929 FTEs worldwide (June 30, 2024: 105,315 FTEs; December 31, 2024: 109,121 FTEs). For a breakdown of headcount by function and geography, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.1).

In January 2024, SAP announced a company-wide restructuring program, which concluded as planned in the first quarter of 2025. For more information about the impact of the program, see Note (B.4).

1 The overall rate of terminations, that is, employees leaving SAP (excluding internal transfers) or any of our fully integrated acquisitions. It applies to headcount-relevant employees only and is calculated based on FTE numbers.

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Consolidated Half-Year Financial Statements – IFRS

Consolidated Half-Year Financial Statements – IFRS	20-24
Notes to the Consolidated Half-Year Financial Statements	25
(IN.1) Basis for Preparation	25
Section A – Customers	27
(A.1) Revenue	27
(A.2) Trade and Other Receivables	28
Section B – Employees	29
(B.1) Employee Headcount	29
(B.2) Employee Benefits Expenses	29
(B.3) Share-Based Payments	30
(B.4) Restructuring	30
Section C – Financial Results	32
(C.1) Results of Segments	32
(C.2) Reconciliation of Segment Measures to the Consolidated Income Statement	34
(C.3) Financial Income, Net	35
(C.4) Income Taxes	35
Section D – Invested Capital	36
(D.1) Goodwill	36
(D.2) Property, Plant, and Equipment	36
Section E – Capital Structure, Financing, and Liquidity	37
(E.1) Total Equity	37
(E.2) Liquidity	38
Section F – Management of Financial Risk Factors	39
(F.1) Financial Risk Factors, Financial Risk Management, and Fair Value Disclosures on Financial Instruments	39
Section G – Other Disclosures	40
(G.1) Other Litigation, Claims, and Legal Contingencies	40
(G.2) Related Party Transactions	41
(G.3) Events After the Reporting Period	42
(G.4) Scope of Consolidation	42

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Consolidated Income Statement of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated		Q1–Q2 2025	Q1–Q2 2024	∆ in %
Cloud		10,124	8,082	25
Software licenses		377	432	–13
Software support		5,403	5,621	–4
Software licenses and support		5,780	6,053	–4
Cloud and software		15,904	14,134	13
Services		2,136	2,195	–3
Total revenue	(A.1), (C.2)	18,040	16,329	10

Cost of cloud		–2,570	–2,214	16
Cost of software licenses and support		–605	–637	–5
Cost of cloud and software		–3,176	–2,851	11
Cost of services		–1,638	–1,699	–4
Total cost of revenue		–4,813	–4,550	6
Gross profit		13,226	11,778	12
Research and development		–3,291	–3,270	1
Sales and marketing		–4,391	–4,496	–2
General and administration		–719	–696	3
Restructuring	(B.4)	–18	–2,873	–99
Other operating income/expense, net		–19	–9	>100
Total operating expenses		–13,251	–15,894	–17
Operating profit (loss)		4,789	434	>100

Other non-operating income/expense, net		7	–153	NA
Finance income		722	611	18
Finance costs		–548	–486	13
Financial income, net	(C.3)	175	125	40
Profit (loss) before tax	(C.2)	4,970	407	>100

Income tax expense		–1,425	–313	>100
Profit (loss) after tax		3,545	94	>100
Attributable to owners of parent		3,477	60	>100
Attributable to non-controlling interests		68	34	100

Earnings per share, basic (in €)[1]		2.98	0.05	>100
Earnings per share, diluted (in €)[1]		2.96	0.05	>100

1 For the six months ended June 30, 2025 and 2024, the weighted average number of shares was 1,167 million (diluted: 1,175 million) and 1,167 million (diluted: 1,178 million), respectively (treasury stock excluded).

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Consolidated Statements of Comprehensive Income of SAP Group (IFRS) – Half Year

€ millions	Q1–Q2 2025	Q1–Q2 2024
Profit after tax	3,545	94
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax	10	–5
Income taxes relating to remeasurements on defined benefit pension plans	0	0
Remeasurements on defined benefit pension plans, net of tax	10	–4
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax	10	–4
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax	–4,441	1,127
Reclassification adjustments on exchange differences on translation, before tax	–3	25
Exchange differences, before tax	–4,444	1,153
Income taxes relating to exchange differences on translation	–5	10
Exchange differences, net of tax	–4,449	1,163
Gains (losses) on cash flow hedges/cost of hedging, before tax	299	4
Reclassification adjustments on cash flow hedges/cost of hedging, before tax	–87	–10
Cash flow hedges/cost of hedging, before tax	212	–6
Income taxes relating to cash flow hedges/cost of hedging	–56	7
Cash flow hedges/cost of hedging, net of tax	156	1
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	–4,293	1,164
Other comprehensive income, net of tax	–4,283	1,160
Total comprehensive income	–738	1,253
Attributable to owners of parent	–744	1,207
Attributable to non-controlling interests	6	47

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SAP Half-Year Report 2025

Consolidated Statement of Financial Position of SAP Group (IFRS)

as at 6/30/2025 and 12/31/2024
€ millions		2025	2024
Cash and cash equivalents		7,942	9,609
Other financial assets		2,236	1,629
Trade and other receivables		6,289	6,774
Other non-financial assets	(A.2)	2,652	2,682
Tax assets		520	707
Total current assets		19,638	21,401
Goodwill	(D.1)	28,537	31,243
Intangible assets		2,289	2,706
Property, plant, and equipment	(D.2)	4,339	4,493
Other financial assets		6,807	7,141
Trade and other receivables		118	209
Other non-financial assets	(A.2)	3,840	3,990
Tax assets		328	359
Deferred tax assets		2,503	2,676
Total non-current assets		48,761	52,817
Total assets		68,399	74,218

€ millions		2025	2024
Trade and other payables		2,210	1,988
Tax liabilities		965	585
Financial liabilities	(E.2)	3,347	4,277
Other non-financial liabilities		3,913	5,533
Provisions	(B.4)	220	716
Contract liabilities		8,395	5,978
Total current liabilities		19,050	19,078
Trade and other payables		5	10
Tax liabilities		471	509
Financial liabilities	(E.2)	6,034	7,169
Other non-financial liabilities		542	749
Provisions		468	494
Deferred tax liabilities		292	313
Contract liabilities		139	88
Total non-current liabilities		7,950	9,332
Total liabilities		27,000	28,410
Issued capital		1,229	1,229
Share premium		2,776	2,564
Retained earnings		43,653	42,907
Other components of equity		463	4,694
Treasury shares		–7,123	–5,954
Equity attributable to owners of parent		40,998	45,440

Non-controlling interests		401	368
Total equity	(E.1)	41,400	45,808
Total equity and liabilities		68,399	74,218

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Consolidated Statements of Changes in Equity of SAP Group (IFRS)

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total

12/31/2023	1,229	1,845	42,457	2,368	–4,741	43,157	249	43,406
Profit after tax			60			60	34	94
Other comprehensive income			–4	1,152		1,147	13	1,160
Comprehensive income			55	1,152		1,207	47	1,253
Share-based payments		418				418		418
Dividends			–2,565			–2,565	–7	–2,571
Purchase of treasury shares					–947	–947		–947
Reissuance of treasury shares under share-based payments					377	377		377
Other changes			5			5	0	6
6/30/2024	1,229	2,263	39,953	3,519	–5,311	41,652	289	41,942

12/31/2024	1,229	2,564	42,907	4,694	–5,954	45,440	368	45,808
Profit after tax			3,477			3,477	68	3,545
Other comprehensive income			10	–4,231		–4,221	–62	–4,283
Comprehensive income			3,487	–4,231		–744	6	–738
Share-based payments, before tax		99				99		99
Income taxes relating to share-based payments		114				114		114
Dividends			–2,743			–2,743		–2,743
Purchase of treasury shares					–1,615	–1,615		–1,615
Reissuance of treasury shares under share-based payments					445	445		445
Other changes			3		0	3	27	30
6/30/2025	1,229	2,776	43,653	463	–7,123	40,998	401	41,400

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Consolidated Statement of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q2 2025[1]	Q1–Q2 2024
Profit (loss) after tax	3,545	94
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	668	626
Share-based payment expense	949	1,280
Income tax expense	1,425	313
Financial income, net	–175	–125
Increase/decrease in allowances on trade receivables	18	–23
Other adjustments for non-cash items	–11	110
Increase/decrease in trade and other receivables	103	372
Increase/decrease in other assets	–154	–17
Increase/decrease in trade payables, provisions, and other liabilities	–1,843	876
Increase/decrease in contract liabilities	3,121	2,718
Share-based payments	–378	–778
Income taxes paid, net of refunds	–911	–1,057
Net cash flows from operating activities	6,357	4,388
Business combinations, net of cash and cash equivalents acquired	–5	–19
Purchase of intangible assets and property, plant, and equipment	–358	–365
Proceeds from sales of intangible assets and property, plant, and equipment	78	55
Purchase of equity or debt instruments of other entities	–3,386	–7,987
Proceeds from sales of equity or debt instruments of other entities	2,812	7,370
Interest received	187	287
Net cash flows from investing activities	–673	–660
Dividends paid	–2,743	–2,565
Dividends paid on non-controlling interests	0	–6
Purchase of treasury shares	–1,633	–975
Proceeds from borrowings	2	1
Repayments of borrowings	–1,850	–14
Payments of lease liabilities	–138	–148
Interest paid	–379	–378
Net cash flows from financing activities	–6,742	–4,086
Effect of foreign currency rates on cash and cash equivalents	–610	104
Net increase/decrease in cash and cash equivalents	–1,668	–254
Cash and cash equivalents at the beginning of the period	9,609	8,124
Cash and cash equivalents at the end of the period	7,942	7,870
[1] As of January 2025, SAP no longer classifies interest paid and interest received as a part of cash flows from operating activities. For more information, see Note (IN.1).

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Notes to the Consolidated Half-Year Financial Statements

(IN.1) Basis for Preparation

General Information About Consolidated Half-Year Financial Statements

The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The condensed Consolidated Half-Year Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. In this context, IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRS IC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

With the ongoing transformation from on-premise to cloud services, our revenues are no longer significantly influenced by seasonal effects. Consequently, interim results are now more indicative of our results for the full year, enabling more consistent financial planning and forecasting.

Our free cash flow, however, is historically highest in the first quarter.

Amounts reported in previous years have been reclassified if appropriate to conform to the presentation in this half-year report.

These unaudited condensed Consolidated Half-Year Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2024, included in our Integrated Report 2024 and our Annual Report on Form 20-F for 2024.

Due to rounding, numbers presented throughout these Consolidated Half-Year Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Amounts disclosed in our Consolidated Half-Year Financial Statements that are taken directly from our Consolidated Income Statements or our Consolidated Statements of Financial Position are marked by the symbols and , respectively.

As of January 2025, SAP decided to change the presentation of its consolidated statements of cash flows and no longer classifies interest paid and interest received as a part of net cash flows from operating activities. Interest paid is now presented under net cash flows from financing activities, and interest received is now presented under net cash flows from investing activities starting 2025. This new strategy is more in sync with management’s approach to steering the Company.

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Accounting Policies, Management Judgments, and Sources of Estimation Uncertainty

How We Present Our Accounting Policies, Judgments, and Estimates

To ease the understanding of our financial statements, we present the accounting policies, judgments, and estimates on a given subject together with other disclosures related to the same subject in the Note that deals with this subject, and highlighted this disclosure with a light gray box and the symbol . We describe, however, only material changes of our accounting policies, judgments, and estimates in relation to our Consolidated Financial Statements for 2024.

New Accounting Standards Not Yet Adopted

The IASB has issued various amendments to the IFRS standards (such as IFRS 9 and IFRS 7 (Amendments to the Classification, Measurement, and Disclosure of Financial Instruments) and IFRS 9 and IFRS 7 (Amendments to Contracts Referencing Nature-dependent Electricity)) that are relevant for SAP but not yet effective. We are currently assessing the impact on SAP, but do not expect material effects on our financial position or profit after tax.

In April 2024, the IASB released IFRS 18 (Presentation and Disclosure in Financial Statements). The new standard will substantially affect the presentation of consolidated income statements and introduce additional disclosure requirements. The standard will become effective on January 1, 2027. SAP is currently evaluating this standard and the impact it may have on SAP’s financial statement disclosures.

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Section A – Customers

This section discusses disclosures related to contracts with our customers. These consist of revenue breakdowns and information about our trade receivables. For more information, see our Consolidated Financial Statements for 2024, Section A – Customers.

(A.1) Revenue

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Cloud Revenue by Region

€ millions	Q1–Q2 2025	Q1–Q2 2024
EMEA	4,195	3,230
Americas	4,446	3,761
APJ	1,483	1,090
SAP Group	10,124	8,082

Cloud and Software Revenue by Region

€ millions	Q1–Q2 2025	Q1–Q2 2024
EMEA	7,208	6,325
Americas	6,315	5,776
APJ	2,382	2,034
SAP Group	15,904	14,134

Total Revenue by Region

€ millions	Q1–Q2 2025	Q1–Q2 2024
Germany	2,791	2,520
Rest of EMEA	5,400	4,804
EMEA	8,191	7,323
United States	5,781	5,369
Rest of Americas	1,437	1,359
Americas	7,219	6,728
Japan	789	662
Rest of APJ	1,841	1,615
APJ	2,630	2,277
SAP Group	18,040	16,329

For more information about our revenue accounting policies, see the Notes to the Consolidated Financial Statements for 2024, Note (A.1).

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(A.2) Trade and Other Receivables

€ millions	6/30/2025
	Current	Non-Current	Total
Trade receivables, net	5,775	0	5,775
Other receivables	514	119	633
Total	6,289	119	6,408

€ millions	12/31/2024
	Current	Non-Current	Total
Trade receivables, net	6,231	0	6,231
Other receivables	543	209	752
Total	6,774	209	6,983

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Section B – Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.5) in our Consolidated Financial Statements for 2024, as well as SAP’s Compensation Report. For more information, see our Consolidated Financial Statements for 2024, Section B – Employees.

(B.1) Employee Headcount

On June 30, 2025, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below.

Number of Employees (in Full-Time Equivalents)

Full-time equivalents	6/30/2025				6/30/2024
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,553	4,486	5,109	14,148	4,434	4,148	4,448	13,029
Services	8,237	4,681	5,814	18,732	8,292	4,618	5,410	18,320
Research and development	18,063	5,761	13,349	37,174	18,073	5,441	12,331	35,844
Sales and marketing	11,694	9,793	4,981	26,467	12,053	9,438	5,112	26,603
General and administration	3,903	1,910	1,343	7,157	3,640	1,723	1,291	6,653
Infrastructure	3,123	1,152	976	5,252	2,845	1,129	890	4,865
SAP Group (6/30)	49,574	27,783	31,573	108,929	49,337	26,496	29,482	105,315
Thereof acquisitions[1]	0	0	0	0	0	0	0	0
SAP Group (six months’ end average)	49,038	27,695	31,264	107,997	49,414	27,689	29,745	106,848

1 Acquisitions closed between January 1 and June 30 of the respective year.

(B.2) Employee Benefits Expenses

€ millions	Q1–Q2 2025	Q1–Q2 2024
Salaries	6,075	6,173
Social security expenses	1,044	1,056
Share-based payment expenses	949	1,280
Pension expenses	255	254
Employee-related restructuring expenses	18	2,873
Termination benefits	24	13
Employee benefits expenses	8,365	11,649

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(B.3) Share-Based Payments

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1–Q2 2025	Q1–Q2 2024
Cost of cloud	59	73
Cost of software licenses and support	16	22
Cost of services	133	192
Research and development	326	403
Sales and marketing	331	476
General and administration	84	114
Share-based payment expenses	949	1,280
Thereof cash-settled share-based payments	255	515
Thereof equity-settled share-based payments	695	765

In the first half of 2025, SAP also recognized €19 million (first half of 2024: €189 million) in accelerated share-based payment expenses related to the transformation program which concluded in early 2025. The accelerated share-based payment expenses recognized in the first half of 2025 mainly reflect adjustments of prior estimates. These share-based payment expenses are classified as restructuring expenses in our consolidated income statements. Associated share-based payments in the first half of 2025 were €62 million (first half of 2024: €2 million).

For more information about SAP’s restructuring program, see Note (B.4).

Move SAP Plan

In the first half of 2025, we granted 5.2 million (first half of 2024: 7.4 million) share units. This includes 4.8 million (first half of 2024: 7.0 million) share units which we intend to settle in shares. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted.

For more information about SAP’s newly implemented hedge program related to its cash-settled share-based compensation payments, see Note (F.1).

Own SAP Plan

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. The number of shares purchased by our employees under this plan was 1.8 million in the first half of 2025 (first half of 2024: 2.4 million).

For more information about our share-based payments and a detailed description of our share-based payment plans, see the Notes to the Consolidated Financial Statements for 2024, Note (B.3).

(B.4) Restructuring

€ millions	Q1–Q2 2025	Q1–Q2 2024
Employee-related restructuring expenses	18	2,873
Onerous contract-related restructuring expenses and restructuring-related impairment losses	0	–1
Restructuring expenses	18	2,873

The restructuring costs presented in 2024 mainly relate to SAP’s Company-wide restructuring program that was announced in January 2024. SAP increased its focus on key strategic growth areas, particularly

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business AI. The restructuring program was set up to ensure that SAP’s skillset and resources continue to meet future business needs, and affected around 10,000 positions, a majority of which have been covered by voluntary leave programs and internal re-skilling measures. The program concluded as planned at the beginning of 2025, with most of the employees leaving the Company in 2024 and throughout the first half of 2025.

Most of the expenses related to the restructuring program were recognized in 2024. The €18 million in expenses presented in the first half of 2025 are mainly costs resulting from the revaluation and adjustments of provisions. Overall expenses associated with the program are approximately €3.2 billion, and mainly include employee-related benefits such as severance payments and accelerated share-based payment expenses related to the restructuring program. Restructuring payouts were €2.5 billion for the full year 2024 and €0.6 billion for the first half of 2025. Approximately €0.2 billion is expected to be paid out in the remainder of 2025.

If not presented separately, these restructuring expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q1–Q2 2025	Q1–Q2 2024
Cost of cloud	–2	95
Cost of software licenses and support	–3	80
Cost of services	–8	533
Research and development	–16	1,100
Sales and marketing	29	906
General and administration	18	160
Restructuring expenses	18	2,873

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Section C – Financial Results

This section provides insight into the financial results of SAP’s reportable segments and of SAP overall, as far as not already covered by previous sections. For more information, see our Consolidated Financial Statements for 2024, Section C – Financial Results.

(C.1) Results of Segments

General Information

At year end 2024, SAP had one operating segment. In the first half of 2025, the Services Sales function was moved from the Board area Customer Success into the Board area Customer Success & Delivery, combining the sales and delivery function for services. Therefore, SAP revised its segment structure in the first quarter of 2025 and now has two operating segments: the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for customer support, operating our solutions, and the provision of infrastructure. The revenue and cost for services arise for SAP’s training business which is highly integrated with SAP’s product portfolio.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

The segment information for comparative prior periods was restated to conform with the new segment composition.

Segment Reporting Policies

Our management reporting system produces reports that present information about our business activities in a variety of ways - for example, by line of business, geography, and areas of responsibility of individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities based on several different results.

Our management reporting system produces a variety of reports that differ due to the currency exchange rates used in the accounting for foreign-currency transactions and operations, where both actual and constant currency numbers are reported to and used by our CODM. Reports based on actual currencies use the same currency rates that are used in our financial statements, whereas reports based on constant-currency use the average exchange rates from the previous year’s corresponding period.

The segment structure is derived from the organizational structure, with parts of the organization engaging in diverse activities that incur expenses across different cost classifications.

We use an operating profit indicator to measure the performance of our operating segments. The accounting policies applied in the measurement of operating segment expenses and profit differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statements:

The segment expense measures exclude:

–	Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations, including goodwill impairment charges, and certain standalone acquisitions of intellectual property (including purchased in-process research and

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development) as well as settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses

–	Restructuring expenses

–	Regulatory compliance matter expenses

SAP-headquarters functions that are managed exclusively on corporate level, such as finance, accounting, legal and compliance, human resources, global strategy and business operations, and corporate marketing, are not included in the results of our reportable segments.

Information about assets and liabilities by segment as well as cashflow by segment is not regularly provided to our CODM.

Results of Segments

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q2 2025		Q1–Q2 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	10,124	10,234	8,082
Software licenses	377	381	432
Software support	5,403	5,443	5,621
Software licenses and support	5,780	5,824	6,052
Cloud and software	15,904	16,058	14,134
Services	150	153	209
Total segment revenue	16,054	16,211	14,343
Cost of cloud	–2,432	–2,470	–2,119
Cost of software licenses and support	–553	–561	–584
Cost of cloud and software	–2,985	–3,031	–2,703
Cost of services	–182	–183	–200
Total cost of revenue	–3,166	–3,214	–2,902
Segment gross profit	12,888	12,997	11,440
Other segment expenses	–6,432	–6,514	–6,478
Segment profit (loss)	6,456	6,483	4,963

In the first half of 2025, the depreciation and amortization expense decreased 9% (9% at constant currencies), from €368 million to €336 million.

Core Services

€ millions (non-IFRS)	Q1–Q2 2025		Q1–Q2 2024
	Actual Currency	Constant Currency	Actual Currency
Services	1,985	2,000	1,985
Total segment revenue	1,985	2,000	1,985
Cost of cloud	–59	–60	–53
Cost of software licenses and support	–20	–21	–26
Cost of cloud and software	–79	–81	–79
Cost of services	–1,413	–1,430	–1,439
Total cost of revenue	–1,493	–1,510	–1,518
Segment gross profit	492	490	467
Other segment expenses	–287	–290	–320
Segment profit (loss)	206	200	147

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In the first half of 2025, the depreciation and amortization expense decreased 5% (5% at constant currencies), from €53 million to €50 million.

Segment Revenue by Region

Applications, Technology & Support

	Q1–Q2 2025		Q1–Q2 2024
€ millions	Actual Currency	Constant Currency	Actual Currency
EMEA	7,287	7,285	6,407
Americas	6,359	6,484	5,842
APJ	2,408	2,442	2,094
Segment revenue	16,054	16,211	14,343

Core Services

	Q1–Q2 2025		Q1–Q2 2024
€ millions	Actual Currency	Constant Currency	Actual Currency
EMEA	903	900	892
Americas	860	875	886
APJ	222	225	208
Segment revenue	1,985	2,000	1,985

(C.2) Reconciliation of Segment Measures to the Consolidated Income Statement

€ millions	Q1–Q2 2025		Q1–Q2 2024
	Actual Currency	Constant Currency	Actual Currency
Total revenue for ATS segment	16,054	16,211	14,343
Total revenue for Core Services segment	1,985	2,000	1,985
Total segment revenue	18,039	18,211	16,328
Adjustment for currency impact	0	–172	0
Total revenue	18,039	18,039	16,328
Total profit for ATS segment	6,456	6,483	4,963
Total profit for Core Services segment	206	200	147
Total segment profit	6,662	6,683	5,110
Adjustment for currency impact	0	–21	0
Other expenses	–1,639	–1,640	–1,637
Adjustment for
Acquisition-related charges	–217	–217	–166
Restructuring	–18	–18	–2,873
Operating profit	4,789	4,789	434
Other non-operating income/expense, net	7	7	–153
Financial income, net	–125	–125	2
Adjustment for gains and losses from equity securities, net	299	299	123
Profit before tax	4,970	4,970	407

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(C.3) Financial Income, Net

In the first half of 2025, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €491 million (first half of 2024: €282 million), as well as interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments), and derivatives amounting to €226 million (first half of 2024: €327 million).

In the first half of 2025, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €192 million (first half of 2024: €159 million), by interest expense on financial liabilities including lease liabilities, and by negative effects from derivatives amounting to €276 million (first half of 2024: €260 million).

For more information about our financial income, net, see the Notes to the Consolidated Financial Statements for 2024, Note (C.4).

(C.4) Income Taxes

We are subject to ongoing tax audits by domestic and foreign tax authorities. In respect of income taxes, we are currently involved in various proceedings with foreign tax authorities mainly regarding the deductibility of intercompany royalty payments, intercompany services, and other payments. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,130 million (2024: €1,250 million) in total (including related interest expenses and penalties of €708 million (2024: €726 million)).

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Section D – Invested Capital

This section highlights the non-current assets including investments that form the basis of our operating activities. Additions in invested capital include separate asset acquisitions or business combinations. For more information, see our Consolidated Financial Statements for 2024, Section D – Invested Capital.

(D.1) Goodwill

In the first half of 2025, the Company underwent a change in its segment structure. Starting in the first quarter of 2025, the Company has two operating segments and monitors its goodwill at this level. For more information, see Note (C.1). The decrease in goodwill of €2,706 million since December 31, 2024, was mainly due to the revaluation of amounts denominated in foreign currencies. The Company evaluates on an ongoing basis whether there are triggering events that would require an impairment test for goodwill through both qualitative and quantitative analyses. Our assessment of internal and external factors in the first half of 2025, including the change in segment structure and reorganizations which have no adverse effect, led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2024. No impairment tests were performed in the first half of 2025.

(D.2) Property, Plant, and Equipment

Property, Plant, and Equipment (Summary)

€ millions	6/30/2025	12/31/2024
Property, plant, and equipment excluding leases	2,943	3,036
Right-of-use assets	1,396	1,457
Total	4,339	4,493

Additions	Q1–Q2 2025	Q1–Q4 2024
Property, plant, and equipment excluding leases	319	727
Right-of-use assets	175	411
Total	494	1,138

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Section E – Capital Structure, Financing, and Liquidity

This section provides information related to how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity. For more information, see our Consolidated Financial Statements for 2024, Section E – Capital Structure, Financing, and Liquidity.

(E.1) Total Equity

Number of Shares

millions	Issued Capital	Treasury Shares
12/31/2023	1,228.5	–61.3
Reissuance under share-based payments	0	4.6
Purchase	0	–5.3
6/30/2024	1,228.5	–62.0

12/31/2024	1,228.5	–61.9
Reissuance under share-based payments	0	4.4
Purchase	0	–6.3
6/30/2025	1,228.5	–63.9

In the first half of 2025, we reissued 4.4 million treasury shares to service share-based payment awards under our Move SAP Plan and we bought back 6.3 million shares. In the first half of 2024, we reissued 4.6 million treasury shares to service share-based payment awards under our Move SAP Plan and we bought back 5.3 million shares.

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of June 30, 2025, SAP had repurchased 24,743,442 shares at an average price of €185.51 resulting in a purchased volume of approximately €4.6 billion under the program.

Other Components of Equity

€ millions	Exchange Differences	Cash Flow Hedges	Total
12/31/2023	2,418	9	2,426
Other comprehensive income	1,163	1	1,164
6/30/2024	3,581	10	3,591

12/31/2024	4,790	–15	4,775
Other comprehensive income	–4,449	156	–4,293
6/30/2025	340	141	481

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(E.2) Liquidity

€ millions	6/30/2025
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	1,356	4,550	1,355	4,173	5,528
Private placement transactions	0	85	0	88	88
Commercial Paper	500	0	498	0	498
Bank loans	1,000	0	1,000	0	1,000
Financial debt	2,856	4,635	2,853	4,261	7,114
Lease liabilities	NA	NA	257	1,375	1,632
Other financial liabilities	NA	NA	236	399	635
Financial liabilities			3,347	6,034	9,382
Financial debt as % of Financial liabilities			85	71	76

€ millions	12/31/2024
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	889	5,650	888	5,201	6,090
Private placement transactions	0	96	0	99	99
Commercial Paper	500	0	498	0	498
Bank loans	2,250	0	2,250	0	2,250
Financial debt	3,639	5,746	3,636	5,301	8,937
Lease liabilities	NA	NA	109	416	525
Other financial liabilities	NA	NA	532	1,452	1,984
Financial liabilities			4,277	7,169	11,446
Financial debt as % of Financial liabilities			85	74	78

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Section F – Management of Financial Risk Factors

This section discusses financial risk factors and risk management. In our half-year report, this includes the transfers between levels of the fair value hierarchy. For more information, particularly about our risk management related to foreign currency exchange rate risk, interest rate risk, equity price risk, credit risk, liquidity risk, and other financial risk factors, see our Consolidated Financial Statements for 2024, Section F – Risk Management and Fair Value Disclosures.

(F.1) Financial Risk Factors, Financial Risk Management, and Fair Value Disclosures on Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, the management of financial risks, and the determination of fair value as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Notes (F.1) and (F.2) in the Consolidated Financial Statements for 2024.

We do not disclose the fair value of our financial instruments as at June 30, 2025, for the following reasons:

–	For a large number of our financial instruments, their carrying amounts are a reasonable approximation of their fair values, and

–	For those financial instruments where the carrying amount differs from fair value, there was no material change in the relation between carrying amount and fair value since December 31, 2024.

In the first half of 2025, SAP initiated a hedging strategy for its cash-settled share-based compensation programs to mitigate exposure to fluctuations in stock prices by applying hedge accounting. SAP entered into two equity swaps hedging the risk related to 1.4 million Restricted Stock Units (RSUs), with the total notional amount of the hedge transactions amounting to €321 million. As a result of the hedge, in the first half of 2025 we recognized €30 million in operating income, offsetting the expenses for share-based compensation.

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Section G – Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to other litigation, claims, and legal contingencies, and related party transactions. For more information, see our Consolidated Financial Statements for 2024, Section G – Other Disclosures.

(G.1) Other Litigation, Claims, and Legal Contingencies

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as at June 30, 2025, will neither individually nor in the aggregate have a material adverse effect on our business.

Among the claims and lawsuits are the following classes (for more information about these classes, see the Notes to the Consolidated Financial Statements for 2024, Note (G.3)).

Intellectual-Property-Related Litigation and Claims

The provisions recorded for intellectual-property-related litigation and claims as at June 30, 2025, continue to be not material.

Contingent liabilities exist from intellectual-property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims (for more information, see the Notes to the Consolidated Financial Statements for 2024, Note (G.3)). Based on our past experience, most of the intellectual-property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts. We currently believe that resolving the intellectual-property-related claims and lawsuits pending as at June 30, 2025, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Individual cases of intellectual-property-related litigation and claims include the following:

In June 2018, Teradata Corporation, Teradata US, Inc., and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc., and SAP Labs, LLC in U.S. federal court in California. Teradata alleged that SAP had misappropriated trade secrets of Teradata, had infringed Teradata’s copyrights (this claim was subsequently withdrawn by Teradata), and had violated U.S. antitrust laws. Teradata sought unspecified monetary damages and injunctive relief. In 2019, SAP asserted patent infringement counterclaims against Teradata seeking monetary damages and injunctive relief. In 2020, Teradata initiated a second civil lawsuit against SAP asserting patent infringement, seeking monetary damages and injunctive relief; in February 2021, SAP filed patent infringement counterclaims against Teradata in this second U.S. lawsuit and a civil lawsuit against Teradata in Germany asserting patent infringement, seeking monetary damages and injunctive relief. All claims between the parties were dismissed in November 2021 after the district court issued a summary judgment decision in SAP’s favor on Teradata’s antitrust and trade secret claims. Teradata appealed the district court’s summary judgment decision. In December 2024, the U.S. Appeals Court granted Teradata’s appeal and ordered that the case be returned to the district court for further proceedings, including trial on Teradata’s antitrust and trade secret claims. During the first half of 2025, the case was set for trial in April 2026.

In 2023 and 2024, Celonis SE (together with its subsidiary Celonis USA, Inc., “Celonis”) sent letters to SAP setting out various concerns and allegations. In early 2025, SAP filed a negative declaratory judgment action in Germany denying Celonis’ allegations. To our knowledge, no counterclaims or claims for damages have been filed by Celonis against SAP or served on SAP in any German proceeding. In March 2025, Celonis filed a lawsuit in U.S. federal court in California, alleging that SAP had violated U.S. antitrust and competition laws relating to SAP’s sale of products from its subsidiary

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Signavio, and communications to SAP customers and the market concerning SAP’s policies for data access. Celonis sought a preliminary injunction against SAP seeking to require SAP to allow Celonis to continue to use its data extraction tool, and requiring SAP to retract or correct the alleged misstatements. The parties reached an agreement on June 5, 2025, whereby Celonis withdrew its request for a preliminary injunction. In addition, on June 30, 2025, the court dismissed the majority of Celonis’ claims with leave to amend. The only claim the court has allowed to proceed at this time is Celonis’ claim for tortious interference with contracts. Celonis has asserted that it will seek damages from SAP based on its various claims but, to this point, has not stated any specific amount of alleged damages or explained the nature of its damages claims in detail.

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we are involved in various proceedings with foreign tax authorities mainly regarding assessments and litigation matters on intercompany royalty payments and intercompany services. The potential amount in dispute related to these matters for all applicable years is approximately €335 million (2024: €274 million) in total (including related interest expenses and penalties of €192 million (2024: €150 million)). We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about our income tax-related litigation, see Note (C.4).

Anti-Bribery Matters

There have been no significant changes related to anti-bribery matters in the first half of 2025.

For more information, see the Notes to the Consolidated Financial Statements for 2024, Note (G.3).

(G.2) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold or have held positions of significant responsibility with other entities (for more information, see the Notes to the Consolidated Financial Statements for 2024, Note (G.4)). We have relationships with certain of these entities in the ordinary course of business.

	Executive Board Members		Supervisory Board Members		Companies Controlled by Supervisory Board Members		Associated Entities
€ millions	Q1–Q2 2025	Q1–Q2 2024	Q1–Q2 2025	Q1–Q2 2024	Q1–Q2 2025	Q1–Q2 2024	Q1–Q2 2025	Q1–Q2 2024
Products and services provided	NA	NA	NA	NA	NA	0	18	22
Products and services received	NA	0	1[1]	0[1]	NA	1	37	50
Sponsoring and other financial support provided	NA	NA	NA	NA	NA	5	NA	NA
Outstanding balances on 6/30 (Vendors)	NA	NA	NA	NA	NA	NA	5	3
Outstanding balances on 6/30 (Customers)	NA	NA	0	NA	NA	NA	2	1

1 Including services from employee representatives on the Supervisory Board in their capacity as employees of SAP.

For more information about related party transactions, see the Notes to the Consolidated Financial Statements for 2024, Note (G.6).

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(G.3) Events After the Reporting Period

On July 11, 2025, the German law for an immediate tax investment program to strengthen Germany as a business location was substantively enacted. Effective January 1, 2028, the corporate tax rate in Germany will be reduced from 15% to 10% in annual increments of 1%. This decrease does not affect the amounts of current and deferred taxes recognized as of June 30, 2025. SAP is currently evaluating the accounting treatment and the impact of this decrease on its income taxes.

(G.4) Scope of Consolidation

Entities Consolidated in the Financial Statements

Total
12/31/2024	226
Additions	0
Disposals	–10
6/30/2025	216

The disposals in the first half of 2025 relate mainly to liquidations and mergers of legal entities.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see the SAP Integrated Report 2024.

Release of the Consolidated Half-Year Financial Statements

The Executive Board of SAP SE approved these Consolidated Half-Year Financial Statements on July 21, 2025, for submission to the Audit and Compliance Committee of the Supervisory Board and for subsequent issuance.

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for half-year financial reporting, the Consolidated Half-Year Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the SAP Group, and the Consolidated Half-Year Management Report of the SAP Group includes a fair review of the development and performance of the business and the position of the SAP Group, together with a description of the material opportunities and risks associated with the expected development of the SAP Group for the remaining months of the financial year.

Walldorf, July 21, 2025

SAP SE

Walldorf, Baden

The Executive Board

Christian Klein	Muhammad Alam

Dominik Asam	Thomas Saueressig

Sebastian Steinhaeuser	Gina Vargiu-Breuer

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Supplementary Financial Information

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025	Q2 2025
Revenues
Cloud	3,928	4,153	4,351	4,708	17,141	4,993	5,130
% change – yoy	24	25	25	27	25	27	24
% change constant currency – yoy	25	25	27	27	26	26	28
Cloud ERP Suite	3,167	3,414	3,636	3,949	14,166	4,251	4,422
% change – yoy	31	33	34	35	33	34	30
% change constant currency – yoy	32	33	36	35	34	33	34
Software licenses	203	229	285	683	1,399	183	194
% change – yoy	–26	–28	–15	–18	–21	–10	–15
% change constant currency – yoy	–25	–27	–14	–19	–21	–10	–13
Software support	2,829	2,792	2,793	2,876	11,290	2,761	2,642
% change – yoy	–3	–3	–3	1	–2	–2	–5
% change constant currency – yoy	–1	–3	–2	1	–1	–3	–3
Total revenue	8,041	8,288	8,470	9,377	34,176	9,013	9,027
% change – yoy	8	10	9	11	10	12	9
% change constant currency – yoy	9	10	10	10	10	11	12
Profits
Operating profit (loss) (IFRS)	–787	1,222	2,214	2,016	4,665	2,333	2,456
Operating profit (loss) (non-IFRS)	1,533	1,940	2,244	2,436	8,153	2,455	2,568
% change - yoy	16	33	27	24	25	60	32
% change constant currency - yoy	19	35	28	24	26	58	35
Profit (loss) after tax (IFRS)	–824	918	1,441	1,616	3,150	1,796	1,749
Profit (loss) after tax (non-IFRS)	944	1,278	1,437	1,619	5,279	1,681	1,747
% change - yoy	9	60	6	24	22	78	37
Margins
Cloud gross margin (IFRS, in %)	72.2	73.0	73.2	72.8	72.8	74.5	74.7
Cloud gross margin (non-IFRS, in %)	72.5	73.3	73.7	73.5	73.3	75.0	75.2
Gross margin (IFRS, in %)	71.7	72.6	73.3	74.0	73.0	73.3	73.3
Gross margin (non-IFRS, in %)	71.8	72.7	73.6	74.3	73.2	73.6	73.6
Operating margin (IFRS, in %)	–9.8	14.7	26.1	21.5	13.6	25.9	27.2
Operating margin (non-IFRS, in %)	19.1	23.4	26.5	26.0	23.9	27.2	28.5
Order Entry and current cloud backlog
Current cloud backlog	14,179	14,808	15,377	18,078	18,078	18,202	18,052
% change – yoy	27	28	25	32	32	28	22
% change constant currency – yoy	28	28	29	29	29	29	28
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	52	52	64	68	63	54	53
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	21	20	16	11	15	20	20
Liquidity and Cash Flow
Net cash flows from operating activities	2,878	1,509	1,403	–584	5,207	3,780	2,577
Free cash flow	2,642	1,288	1,200	–908	4,222	3,583	2,357

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€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025	Q2 2025
Cash and cash equivalents	9,295	7,870	10,005	9,609	9,609	11,345	7,942
Group liquidity	13,411	11,449	11,856	11,080	11,080	12,760	9,788
Financial debt (–)	–7,770	–7,776	–8,996	–9,385	–9,385	–8,121	–7,492
Net liquidity (+) / net debt(–)	5,641	3,674	2,860	1,695	1,695	4,639	2,297
Non-Financials
Number of employees (quarter end)[1]	108,133	105,315	107,583	109,121	109,121	108,187	108,929
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[2] (in million tons CO2 equivalents)	1.8	1.8	1.8	1.8	6.9	1.6	1.6

1 In full-time equivalents.

2 Our gross greenhouse gas emissions (GHG) include the total lifecycle emissions resulting from the use of our on-premise software. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

Reconciliation of Non-IFRS Numbers to IFRS Numbers – Half Year

Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2025			Q1–Q2 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	10,124	110	10,234	8,082	25	27
Software licenses	377	4	381	432	–13	–12
Software support	5,403	40	5,443	5,621	–4	–3
Software licenses and support	5,780	44	5,824	6,053	–4	–4
Cloud and software	15,904	154	16,058	14,134	13	14
Services	2,136	18	2,154	2,195	–3	–2
Total revenue	18,040	172	18,212	16,329	10	12

Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2025					Q1–Q2 2024			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–2,570	48	–2,523			–2,214	25	–2,190	16	15
Cost of software licenses and support	–605	0	–605			–637	0	–637	–5	–5
Cost of cloud and software	–3,176	48	–3,128			–2,851	25	–2,827	11	11
Cost of services	–1,638	1	–1,637			–1,699	0	–1,699	–4	–4
Total cost of revenue	–4,813	48	–4,765			–4,550	25	–4,526	6	5
Gross profit	13,226	48	13,275	124	13,399	11,778	25	11,803	12	12	14
Research and development	–3,291	3	–3,288			–3,270	3	–3,267	1	1
Sales and marketing	–4,391	163	–4,228			–4,496	129	–4,366	–2	–3
General and administration	–719	2	–717			–696	9	–687	3	4
Restructuring	–18	18	0			–2,873	2,873	0	–99	NA
Other operating income/expense, net	–19	0	–19			–9	0	–9	>100	>100
Total operating expenses	–13,251	235	–13,016	–152	–13,168	–15,894	3,039	–12,855	–17	1	2

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Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2025					Q1–Q2 2024			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	4,789	235	5,024	21	5,044	434	3,039	3,473	>100	45	45
Other non-operating income/expense, net	7	0	7			–153	0	–153	NA	NA
Finance income	722	–491	231			611	–282	328	18	–30
Finance costs	–548	192	–356			–486	159	–327	13	9
Financial income, net	175	–299	–125			125	–123	2	40	NA
Profit (loss) before tax	4,970	–64	4,906			407	2,916	3,322	>100	48
Income tax expense	–1,425	–53	–1,478			–313	–787	–1,100	>100	34
Profit (loss) after tax	3,545	–117	3,428			94	2,129	2,223	>100	54
Attributable to owners of parent	3,477	–45	3,432			60	2,163	2,222	>100	54
Attributable to non-controlling interests	68	–72	–4			34	–34	0	100	NA

Key Ratios
Operating margin (in %)	26.5		27.8		27.7	2.7		21.3	23.9pp	6.6pp	6.4pp
Effective tax rate (in %)[1]	28.7		30.1			76.9		33.1	–48.3pp	–3.0pp
Earnings per share, basic (in €)	2.98		2.94			0.05		1.91	>100	54

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2024 mainly resulted from tax effects of restructuring expenses.

Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q2 2025	Q1–Q2 2024
Net cash flows from operating activities	6,357	4,388
Purchase of intangible assets and property, plant, and equipment	–358	–365
Proceeds from sales of intangible assets and property, plant, and equipment	78	55
Payments of lease liabilities	–138	–148
Free cash flow	5,939	3,929

Net cash flows from investing activities	–673	–660
Net cash flows from financing activities	–6,742	–4,086

Non-IFRS Adjustments Actuals and Estimates – Half Year

€ millions, unless otherwise stated	Estimated Amounts for the Full Year 2025	Q1–Q2 2025	Q1–Q2 2024
Profit (loss) before tax (IFRS)		4,970	407
Adjustment for acquisition-related charges	380–460	217	166
Adjustment for restructuring	approximately 100	18	2,873
Adjustment for regulatory compliance matter expenses	0	0	0
Adjustment for gains and losses from equity securities, net	NA1	–299	–123
Profit (loss) before tax (non-IFRS)		4,906	3,322

1  Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could, however, have a material impact on our non-IFRS measures below operating profit.

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Non-IFRS-Adjustments by Functional Areas – Half Year

€ millions	Q1–Q2 2025					Q1–Q2 2024
	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS
Cost of cloud	–2,570	48	0	0	–2,523	–2,214	25	0	0	–2,190
Cost of software licenses and support	–605	0	0	0	–605	–637	0	0	0	–637
Cost of services	–1,638	1	0	0	–1,637	–1,699	0	0	0	–1,699
Research and development	–3,291	3	0	0	–3,288	–3,270	3	0	0	–3,267
Sales and marketing	–4,391	163	0	0	–4,228	–4,496	129	0	0	–4,366
General and administration	–719	2	0	0	–717	–696	9	0	0	–687
Restructuring	–18	0	18	0	0	–2,873	0	2,873	0	0
Other operating income/expense, net	–19	0	0	0	–19	–9	0	0	0	–9
Total operating expenses	–13,251	217	18	0	–13,016	–15,894	166	2,873	0	–12,855

1 Regulatory compliance matters.

Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions	Q1–Q2 2025			Q1–Q2 2024	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	4,195	–3	4,192	3,230	30	30
Americas	4,446	90	4,536	3,761	18	21
APJ	1,483	23	1,507	1,090	36	38
Cloud revenue	10,124	110	10,234	8,082	25	27
Cloud and software Revenue by Region
EMEA	7,208	–5	7,203	6,325	14	14
Americas	6,315	124	6,439	5,776	9	11
APJ	2,382	34	2,416	2,034	17	19
Cloud and software revenue	15,904	154	16,058	14,134	13	14
Total Revenue by Region
Germany	2,791	–2	2,790	2,520	11	11
Rest of EMEA	5,400	–4	5,396	4,804	12	12
Total EMEA	8,191	–6	8,186	7,323	12	12
United States	5,781	59	5,840	5,369	8	9
Rest of Americas	1,437	81	1,519	1,359	6	12
Total Americas	7,219	141	7,359	6,728	7	9
Japan	789	–10	779	662	19	18
Rest of APJ	1,841	47	1,888	1,615	14	17
Total APJ	2,630	37	2,668	2,277	16	17
Total revenue	18,040	172	18,212	16,329	10	12

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General Information

Forward-Looking Statements

This half-year report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim”, “anticipate”, “assume”, “believe”, “continue”, “could”, “counting on”, “is confident”, “development”, “estimate”, “expect”, “forecast”, ”future trends”, “guidance”, “intend”, “may”, ”might”, “outlook”, “plan”, “project”, “predict”, “seek”, “should”, “strategy”, “want”, “will”, “would”, and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our Integrated Report 2024 and our Annual Report on Form 20-F for 2024, should be considered, as well as all of our other filings with the U.S. Securities and Exchange Commission (U.S. SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including IDC, the ECB, and the IMF. This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Management and Risks section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation as at June 30, 2025, or the half year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This half-year report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information section. For more information about non-IFRS measures, see our website www.sap.com/investors/sap-non-ifrs-measures.

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Additional Information

Financial Calendar

October 22, 2025

Third-quarter 2025 earnings release, conference call for financial analysts and investors

Investor Services

Additional information about this half-year report is available online at www.sap.com/investors, including the official quarterly statement, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

Visit www.sap.com/investors/en/reports to access the following publications:

–	SAP Integrated Report (IFRS, PDF, www.sapintegratedreport.com)

–	SAP Annual Report on Form 20-F (IFRS, PDF)

–	SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)

–	Half-Year Report (IFRS, PDF)

–	Quarterly Statements (IFRS, PDF)

Our Investor Relations website at www.sap.com/investors provides in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need.

For sustainability reasons and faster distribution, SAP decided to refrain from printing reports.

You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com.

Addresses

SAP SE

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Tel. +49 6227 7-47474

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Internet www.sap.com

E-mail info@sap.com

The addresses of all our international subsidiaries and sales partners are available on our public website at www.sap.com/about/company/office-locations

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SAP Half-Year Report 2025

Information About Content

Investor Relations

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Fax +49 6227 7-40805

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LinkedIn: www.linkedin.com/showcase/sap-investor-relations/

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Overall responsibility:

SAP SE

Global Accounting, Reporting & Tax

Published on July 22, 2025.

The German version of this Half-Year Report can be found under

https://www.sap.com/investors/de/reports.html

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